Exhibit (j)

Report of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 47 to the Registration Statement No. 811-03320 on Form N-1A of Colchester Street Trust, of our report dated May 21, 2004 appearing in the Annual Report to Shareholders of Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio, Tax-Exempt Portfolio, Treasury Only Portfolio, and Treasury Portfolio for the year ended March 31, 2004.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
May 27, 2004